CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol: CMA

August 25, 2009

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS GRANTED EXTENSION OF OFFSHORE ALLUVIAL DIAMOND EXPLORATION CONCESSION – SIERRA LEONE

Vancouver, BC – August 25, 2009 - Cream Minerals Ltd. (CMA - TSX-V) ("Cream" or the “Company”) is pleased to announce that its application for a 1 year extension to the 88 square km offshore diamond license in Southeast Sierra Leone has been granted by the Government of Sierra Leone. The license can be renewed by Cream in one year increments. The Company is planning additional work to define the alluvial diamond deposits and is seeking a joint venture partner to help advance the project.

The Government of Sierra Leone recently announced the reduction of alluvial mining export licence fees to provide further incentives for foreign and national companies to initiate new diamond mining projects. The announcement by the Government of Sierra Leone follows a significant decline in world production of diamonds from 2007 to early 2009, particularly due to reduced grades and tonnage, at mature kimberlite mining operations and temporary halts in production at other diamond mining operations. As reported in the June 9, 2009 edition of The Times of India, during a presentation to diamond dealers held in Antwerp Mr. Gareth Penny, Managing Director of De Beers, stated that rough stocks were down 20 to 30 per cent from mid 2008 peaks and there is clear evidence that rough diamond stocks in the diamond pipeline have come down to reasonably acceptable levels and that more roughs need to come into the system. The off shore alluvial deposits targeted by Cream Minerals offer a potentially low capital cost opportunity to develop a possible large industrial scale source of new diamond production.

Background Information

In August 1994, Casierra Diamond Corporation and its wholly-owned subsidiary, Casierra Development Fund Inc. (collectively, Casierra) were granted offshore prospecting licences for diamond exploration.  A geophysical survey and geological sampling program were conducted in 1995 to obtain information on the geology of the marine sediments.  A second-phase exploration program was carried out in 1996.  A total of 20 diamonds were recovered with 80% being gem quality (one of 1.22 carats in weight) from the sampling of magnetic anomalies in gravels due to concentrations of heavy minerals, including magnetite, in the marine sediments.

In 2005, Cream, in partnership with Casierra, completed a detailed magnetometer survey with independent geophysical contractor Yuzmorgeologia. Vertical gradient magnetic anomalies were identified in this survey which covered only 10 km2 of the much larger 88 km2 licence area and indicated prospective targets within more than 170 million cubic meters of near-surface marine sediments.

Mr. Benjamin Ainsworth, P.Eng. BC, is the qualified person on this project for the purposes of National Instrument 43-101.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.